

May 30, 2013

Via E-mail
John Nicols
Chief Executive Officer
Codexis, Inc.
200 Penobscot Drive
Redwood City, CA 94063

      RE: Codexis, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed April 2, 2013
               Form 10-Q for the Fiscal Quarter Ended September 30, 2012
               Filed November 7, 2012
               File No. 001-34705

Dear Mr. Nicols:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Terence O'Brien

                                     Terence O'Brien
                                     Accounting Branch Chief